AB
2/26

2/26/13

[redacted]

SI 13011715 ISSION SEC Mail Processing Section

FEB 25 2013

Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Advisor Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Emerson Street North, Suite 4
(No. and Street)

Cambridge	MN	55008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dorothy Fuller (763) 552-6047
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/26/13

OATH OR AFFIRMATION

I, Dorothy Fuller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Advisor Group, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE R LOSEY
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEB 25 2013
Washington DC
400

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)
Cambridge, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2012 and 2011

BAKER TILLY
VIRCHOW KRAUSE, LLP

Candor. Insight. Results.

ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)
Cambridge, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2012 and 2011

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Sole Member
Advanced Advisor Group, LLC
Cambridge, Minnesota

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Advanced Advisor Group, LLC as of December 31, 2012 and 2011, and the related statements of operations, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Advisor Group, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on page 8 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 6, 2013

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

ASSETS

	2012	2011
CASH AND CASH EQUIVALENTS	$ 162,244	$ 171,191
COMMISSIONS RECEIVABLE	273,635	243,374
PREPAID INSURANCE	2,141	2,146
EQUIPMENT, NET	662	2,379
TOTAL ASSETS	$ 438,682	$ 419,090

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
LIABILITIES		
Accounts payable	$ 478	$ 925
Accrued commissions	195,770	171,675
Related party payables	112,659	96,436
TOTAL LIABILITIES	308,907	269,036
MEMBER'S EQUITY	129,775	150,054
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 438,682	$ 419,090

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES	$ 2,597,944	$ 2,636,876
EXPENSES		
Agent commissions	2,335,728	2,371,448
Other administrative expenses	282,768	250,379
TOTAL EXPENSES	2,618,496	2,621,827
INCOME (LOSS) FROM OPERATIONS	(20,552)	15,049
OTHER INCOME	273	642
NET INCOME (LOSS)	$ (20,279)	$ 15,691

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2012 and 2011

BALANCE, December 31, 2010	$ 134,363
2011 net income	15,691
BALANCE, December 31, 2011	150,054
2012 net loss	(20,279)
BALANCE, December 31, 2012	$ 129,775

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (20,279)	$ 15,691
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	1,717	1,893
Changes in operating assets and liabilities:		
Commissions receivable	(30,261)	(78,999)
Prepaid insurance	5	228
Accounts payable	(447)	(507)
Accrued commissions	24,095	61,572
Related party payables	16,223	34,929
Net Cash Flows from Operating Activities	(8,947)	34,807
Net Change in Cash and Cash Equivalents	(8,947)	34,807
CASH AND CASH EQUIVALENTS - Beginning of Year	171,191	136,384
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 162,244	$ 171,191

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business using a k(1) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2012 and 2011.

Depreciation and Amortization

Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of five years. Maintenance, repairs and minor renewals are expensed when incurred. Depreciation expense was $1,717 and $1,893 for the years ended December 31, 2012 and 2011.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a partnership under provisions of the Internal Revenue Code and comparable Minnesota income tax law. Under these provisions, the Company's results of operations are reported on the individual tax returns of the Company's sole member. Therefore, no provision or liability for income taxes is reflected in the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2012 and 2011, the net capital ratio was 2.43 to 1.0 and 1.87 to 1.0 and net capital was $126,972 and $143,799, which was $106,380 and $125,865 in excess of its minimum requirement of $20,592 and $17,934.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2012 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the k(1) exemption.

NOTE 3 - Related Parties

The Company has an agreement with Educators Financial Services (EFS), which is not a registered company, to pay a percentage of shared expenses. EFS is related by common ownership. Shared expenses include office rent, office supplies and a percentage of salaries. Shared expenses incurred by the Company were $198,791 and $153,395 for the years ended December 31, 2012 and 2011. Shared expenses due to EFS were $260 and $232 at December 31, 2012 and 2011 and are included in related party payables. The Company has an agreement to pay commissions to EFS based on commissions earned. Commissions paid to EFS for the years ended December 31, 2012 and 2011 were $766,828 and $751,853. Commissions due to EFS were $90,190 and $83,137 at December 31, 2012 and 2011 and are included in related party payables.

The Company has an agreement to pay commissions to Financial Resources (FR), a company related by common ownership, based on commissions earned. Commissions paid to FR for the years ended December 31, 2012 and 2011 were $139,286 and $108,754. Commissions due to FR were $22,208 and $13,067 at December 31, 2012 and 2011 and are included in related party payables.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through February 6, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total member's equity	$	129,775
Deductions and/or charges:		
Prepaid insurance		2,141
Equipment, net		662
Total non-allowable assets		2,803
Net capital before haircuts on securities positions		126,972
Haircuts on securities positions		-
Net capital	$	126,972

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	308,907

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%)	$	20,592
Excess net capital at 1,500 percent	$	106,380
Excess net capital at 1,000 percent	$	96,081
Ratio: Aggregate indebtedness to net capital		2.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2012	$	126,971
Rounding		1
Net capital per above	$	126,972

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Sole Member
Advanced Advisor Group, LLC
Cambridge, Minnesota

In planning and performing our audit of the financial statements of Advanced Advisor Group, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring. We communicated this in writing to management and the sole member on February 6, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 6, 2013

an independent member of
BAKER TILLY
INTERNATIONAL

Mail Proce[illegible]
Sectio[illegible]

FEB 25 [illegible]

Washington DC
400

ADVANCED ADVISOR GROUP, LLC

Cambridge, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2012

BAKER TILLY

VIRCHOW KRAUSE, LLP

Candor. Insight. Results.

ADVANCED ADVISOR GROUP, LLC

Cambridge, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2012

ADVANCED ADVISOR GROUP, LLC

TABLE OF CONTENTS

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Sole Member
Advanced Advisor Group, LLC
Cambridge, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Advanced Advisor Group, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 6, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067313 FINRA DEC
ADVANCED ADVISOR GROUP LLC 16*16
440 EMERSON ST N STE 4
CAMBRIDGE MN 55008-1320

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6495

B. Less payment made with SIPC-6 filed (**exclude interest**) (3234)

7/25/12
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 3261

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 3261

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3261

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Advanced Advisor Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 30th day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,598,217
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	273
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	273
2d. SIPC Net Operating Revenues	$ 2,597,944
2e. General Assessment @ .0025	$ 6,495 (to page 1, line 2.A.)